SEC FILE NUMBER
                                                    001-15351

                                                 469882104
                                                 CUSIP NUMBER

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-KSB  ___Form 20-F   ___Form 11-K
              _X_Form 10-QSB  ___Form N-SAR

             For Period Ended: June 30, 2000

              _  Transition Report on Form 10-K
             ___ Transition Report on Form 20-F
             ___ Transition Report on Form 11-K
             ___ Transition Report on Form 10-Q
             ___ Transition Report on Form N-SAR
             For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________
PART I - REGISTRANT INFORMATION

Jade Financial Corp.
Full Name of Registrant

________________________________________________________________
Former Name if Applicable

213 W. Street Road
Address of Principal Executive Office (Street and Number)

Feasterville, PA  19053
City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The report on Form 10-QSB could not be filed on time as a result of the need to complete the auditors review and subsequent consultation with management to consider and resolve financial accounting considerations relating to the appropriate valuation of an investment in the Bank's investment portfolio. The Form 10-QSB will be filed within the five-day period permitted by SEC Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     David R. Payne            610           293-4976
         (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                     X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       Yes  X No

                  Jade Financial Corp.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2000         By:/s/Dorothy M. Bourlier
                                  Dorothy M. Bourlier
                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).